UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated July 25, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

Sibanye-Stillwater concludes streaming agreement with Wheaton International

Johannesburg, 25 July 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to announce that all outstanding conditions required to complete the gold and palladium stream agreement with Wheaton Precious Metals International Ltd Wheaton International) have been fulfilled.

In terms of the agreement, Sibanye-Stillwater has received US$500 million from Wheaton International in exchange for an amount of gold and palladium equal to a percentage of gold and palladium produced from its United States (US) Platinum Group Metals (PGM) operations (comprised of its East Boulder and Stillwater mining operations) (the Transaction). The Transaction is effective from 1 July 2018.

The US$500 million arising from the Transaction is competitively priced relative to existing Group debt and alternative financing available in international capital markets. The Transaction immediately reduces Sibanye-Stillwater's leverage, decreasing Net Debt:Adjusted EBITDA[1] by between 0.6x and 0.7x. This ensures a Group leverage ratio which is well below current and future covenant levels and facilitating a reduction in Group financing costs.

For more details on the Streaming transaction, please refer to the announcement and presentation at https://www.sibanyestillwater.com/investors/events/streaming-transaction.

Footnote:

1. For the purposes of calculating the Net Debt: Adjusted EBITDA ratio, Adjusted EBITDA is calculated over the immediately preceding 12 months. Net Debt excludes Burnstone cash and debt due to the non-recourse nature of the financing as explained in the 2017 Annual Financial Statements. Adjusted EBITDA as reported is an accounting calculation based on financial results from the date of acquisition and consolidation

Contacts:

Email: ir@sibanyestillwater.com

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

Advisors

Citi is acting as exclusive financial advisor to Sibanye-Stillwater. Fasken Martineau DuMoulin LLP, Linklaters LLP, and Webber Wentzel are acting as legal advisors to Sibanye-Stillwater.

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements, including "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "would", "expect", "can", "unlikely", "could" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group's Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group's Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: July 25, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer